EXHIBIT 1.5

SUPPLEMENTAL CONFIRMATION

To:	AvalonBay Communities, Inc.
From:	JPMorgan Chase Bank, National Association
Re:	Issuer Share Forward Sale Transaction
Date:	April 6, 2022

Dear Sir(s):

The purpose of this Supplemental Confirmation is to confirm the terms and conditions of the Transaction entered into between JPMorgan Chase Bank, National Association (“Dealer”) and AvalonBay Communities, Inc. (“Counterparty”) (together, the “Contracting Parties”) on the Trade Date specified below. This Supplemental Confirmation is a binding contract between Dealer and Counterparty as of the relevant Trade Date for the Transaction referenced below.

1.            This Supplemental Confirmation supplements, forms part of, and is subject to the Master Confirmation dated as of April 6, 2022 (the “Master Confirmation”) between the Contracting Parties, as amended and supplemented from time to time. All provisions contained in the Master Confirmation govern this Supplemental Confirmation except as expressly modified below.

2.            The terms of the Transaction to which this Supplemental Confirmation relates are as follows:

Trade Date:	April 6, 2022
Effective Date:	April 11, 2022
Maturity Date:	December 31, 2023
Number of Shares:	1,000,000
Spread:	0.75%
Threshold Price:	USD 61.83
Initial Stock Loan Rate:	25 basis points per annum
Maximum Stock Loan Rate:	200 basis points per annum

Please confirm that the foregoing correctly sets forth the terms of our agreement by signing and returning this Supplemental Confirmation.

Yours faithfully,

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

By:	/s/ Santosh Sreenivasan
	Name:	Santosh Sreenivasan
	Title:	MD

Agreed and accepted by:

AVALONBAY COMMUNITIES, INC.

By:	/s/ Joanne M. Lockridge
	Name:	Joanne M. Lockridge
	Title:	Executive Vice President - Capital Markets

Schedule I

Forward Price Reduction Amounts

REGULAR DIVIDEND Amounts